UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  ) *

SNAP INTERACTIVE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83303W109

(CUSIP Number)

Greg R. Samuel, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83303W109

1. Names of Reporting Persons. Clifford Lerner
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 25,500,000
8. Shared Voting Power 0
9. Sole Dispositive Power 25,500,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 25,500,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 60.8%*
14. Type of Reporting Person (See Instructions) IN

* Based upon 37,423,000 shares of common stock outstanding as of January 19, 2011.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Snap Interactive, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 363 7th Avenue, 13th Floor, New York, New York 10001. The number of shares of Common Stock included in this Schedule 13D has been adjusted to reflect the three-for-one forward stock split that occurred on January 14, 2010.

Item 2. Identity and Background.

(a)           The name of the person filing this Schedule 13D is Clifford Lerner (the “Reporting Person”).

(b)           The principal business address of the Reporting Person is 363 7th Avenue, 13th Floor, New York, New York 10001.

(c)           The Reporting Person is the record and direct beneficial owner of the shares of Common Stock covered by this statement.  The principal occupation of the Reporting Person is serving as President, Chief Executive Officer, Chief Financial and Accounting Officer and sole director of the Issuer.

(d) and (e)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f)           The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired an option to purchase 4,500,000 shares of Common Stock pursuant to an employment agreement and a stock option agreement with the Issuer that were entered into on December 13, 2006.

Item 4. Purpose of Transaction.

The Reporting Person acquired an option to purchase 4,500,000 shares of Common Stock on December 13, 2006 as compensation for serving as the Issuer’s President and Chief Executive Officer.

Subject to applicable law and regulations, and depending upon certain factors, including without limitation, general market and investment conditions and the financial performance of the Issuer, the Reporting Person may have further discussions and other communications with other shareholders of the Issuer and may take actions that could result in, among other things: (a) the acquisition by the Reporting Person of additional shares of Common Stock or other securities of the Issuer, or the disposition of shares of Common Stock or other securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

The Reporting Person intends to review his investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors and management of the Issuer, changes to the composition of the Board of Directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions and/or pursue such options with respect to its investment in the Issuer as the Reporting Person deems appropriate under the circumstances.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person currently does not have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.  Depending upon the foregoing factors and to the extent deemed advisable in light of the Reporting Person’s general investment policies, or other factors, the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares of Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

(a)           The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto and includes 4,500,000 shares of Common Stock which the Reporting Person has a right to acquire pursuant to a stock option at an exercise price of $0.13 per share.

(b)           Number of shares as to which each Reporting Person has:

(i)           sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)             shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)             sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)             shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.

(c) There were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Person.

(d)             Not applicable.

(e)             Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 13, 2006, the Reporting Person and the Issuer entered into an employment agreement, as amended by Amendment No. 1 to the Employment Agreement dated December 13, 2006 and Amendment No. 2 to the Employment Agreement dated December 13, 2006 (as amended, the “Employment Agreement”). The Employment Agreement provides that the Reporting Person is entitled to receive an option to purchase 4,500,000 shares of Common Stock. The foregoing description of the Employment Agreement is qualified in its entirety by reference to the Employment Agreement filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 hereto, which is incorporated herein by reference.

Pursuant to the Employment Agreement, on December 13, 2006, the Issuer entered into a stock option agreement (the “Option Agreement”) with the Reporting Person pursuant to which the Issuer granted the Reporting Person an option to purchase 4,500,000 shares of Common Stock at an exercise price of $0.13 per share. The stock option was immediately exercisable and expires on January 1, 2012. The foregoing description of the Option Agreement is qualified in its entirety by reference to the Option Agreement filed as Exhibit 99.4 hereto, which is incorporated herein by reference.

Except as otherwise described herein the Reporting Person does not have any legal or other contract, arrangement, understanding, or relationship with any other person with respect to the shares of Common Stock or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1
Employment Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 relating to the Common Stock of the Issuer filed February 11, 2011 by the Issuer with the Securities and Exchange Commission).

99.2
Amendment No. 1 to Employment Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 relating to the Common Stock of the Issuer filed February 11, 2011 by the Issuer with the Securities and Exchange Commission).

99.3
Amendment No. 2 to Employment Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 relating to the Common Stock of the Issuer filed February 11, 2011 by the Issuer with the Securities and Exchange Commission).

99.4	Stock Option Agreement (furnished herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2011

/s/ Clifford Lerner
CLIFFORD LERNER

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1
Employment Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 relating to the Common Stock of the Issuer filed February 11, 2011 by the Issuer with the Securities and Exchange Commission).

99.2
Amendment No. 1 to Employment Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 relating to the Common Stock of the Issuer filed February 11, 2011 by the Issuer with the Securities and Exchange Commission).

99.3
Amendment No. 2 to Employment Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 relating to the Common Stock of the Issuer filed February 11, 2011 by the Issuer with the Securities and Exchange Commission).

99.4	Stock Option Agreement (furnished herewith).